KAUFMAN & MOOMJIAN, LLC
                                Attorneys at Law

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                   50 Charles Lindbergh Boulevard - Suite 206
                         Mitchel Field, New York 11553

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                           Telephone: (516) 222-5100
                           Facsimile: (516) 222-5110
                          Internet: www.kmcorplaw.com




                                                           July 7, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

       Re:  eAcceleration Corp.
            Withdrawal of an Amendment to Registration Statement on Form SB-2 File No. 333-90867
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Ladies and Gentlemen:

          On behalf of eAcceleration Corp. (the "Registrant") and pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of an amendment to the Registrant's registration statement on Form SB-2, as filed with the Commission on July 5, 2000 (Accession No. 0001098862-00-000011). This amendment, which is duplicative of Amendment No. 2 that was previously filed with the SEC on April 4, 2000, was inadvertantly filed a second time.

          Please call the undersigned or Neil M. Kaufman at (516) 222-5100 if you have any questions or comments.


                                        Sincerely yours,

                                        /s/ Richard B. Goodman
                                        Richard B. Goodman

cc: Clint Ballard
    Neil M. Kaufman